SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Items discussed at the “CEO Conference” held on September 7, 2007:

1.	Expansion of our customer base from households to individuals

2.	Securing customer contact points through services such as IPTV, WiBro and VoIP

3.	Expansion into telecommunications-related industries through our customer base of individuals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	September 11, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director

홈 페이지
홈 페이지를 'http://www.kt.co.kr/'(으)로 설정하시겠습니까?
아니오(N)

(The pop-up windows asks whether the Internet user wants to set www.kt.co.kr as his/her homepage.

This pop-up window shows efforts of the Internet portals to secure customer contact points.

The portal service provider which has been selected as a “first window” is given the opportunity to add an infinite amount of value to its customers.

KT plans to expand its services from simply providing connection services to providing seamless, customized services by securing the “first window.”

This slide shows, “17 million è 49 million.”

KT plans to expand its customer base from 17 million to 49 million by shifting its customer base from households to individuals.

KT plans to secure contact points in customers’ daily life by using IPTV, WiBro and VoIP as a window.

IPTV can be personalized through two-way communications and by customizing the interface and contents depending on the individual members of the family.

WiBro Internet access is expected to become a personal window that allows broadband Internet access anywhere, at anytime.

VoIP can be a new opportunity for KT.

It is expected that there will be an increase in personalized, second phones being offered as we experience an increase in VoIP phones that are expected to replace traditional phones used in living rooms.

All-IP based network is expected to allow us to offer services bundled with wireless services and expand our customer base.

Instead of offering each of our services separately, KT plans to make both wired and wireless services of KT group, as well as our broadcasting services, seamlessly available to our customers.

ARPU (average revenue per user) of individual services may decrease while ARPC( average revenue per customer) may increase as KT acquires more customers by bundling services.

Expanded customer base may allow KT to create new business models which might not have been possible in a traditional telecommunications industry.

KT plans to enjoy two-side market, whereby KT is expected to make money not only from its customers but also from companies that wish to take advantage of customer windows secured by KT.

Companies can offer individually targeted advertising through new windows.

Two-way communication windows, such as IPTV, can be used as a new channel of commerce.

An expanded customer base is expected to allow KT to create new business opportunities in telecommunications-related fields and allow KT to provide IT-combined services such as Security, U-learning, and U-Health.

All the services mentioned here are possible on all IP-based network.

All IP-based network is expected to allow KT to simplify its overall network and become more efficient. This is expected to result in reduction in equipment operation cost and efficient use of the real estate.

KT has been preparing for and supplementing areas that fell short during the past two years.

sidus FNH
Entertainment & Contents Group

olive 9
Media & Technology

KT has acquired the no.1 movie producer Sidus FNH in 2005 and the no.1 soap opera producer Olive9 to strengthen its competitiveness in contents.

A good example of KT’s successful overseas M&A is NTC, a mobile subsidiary in Russia.

People with expertise were needed for network development and to accommodate changes in customers’ needs.

(This slide shows, “IT Supporters.”)

A good example would be IT supporters.

IT supporters not only serve public interests but also allow KT to re-educate 400 employees to become IT consultants.

KT plans to provide customized premium service by utilizing knowledge it acquired while serving those in need.

The total number of employees does not seem to have changed but the quality of employees are improving as we hire experts and new employees.

KT has implemented FTTH to shift its paradigm of competition to KT’s core value, which is quality, and prepared foundation for new services such as IPTV.

KT was the first in the world to commercialize WiBro service which allows KT to expand its customer base by personalizing wired broadband access service.

MegaTV provides customized TV service utilizing the characteristics of two-way communication of the Internet.

KT has commercialized ICOD service in last July and D&P (Download & Play) service in August.

KT places the highest priority in customer satisfaction and was able to achieve higher customer satisfaction through CVI (Customer Value Innovation), which encourages customer-centric thinking and activities.

CVI is expected to play a crucial role in services currently offered by us and in the future.